Exhibit 99.3

IDEX Biometrics Interim Report for the First Half of 2022

Oslo, Norway – 11 August 2022- IDEX Biometrics ASA’s interim report for the first half 2022, is enclosed with this notice.

A webcast presentation will be held by Vince Graziani, Chief Executive Officer, at 13:00 CET. The webcast can be viewed at the following link:

https://channel.royalcast.com/landingpage/hegnarmedia/20220811_4/

The interim report and the presentation shown in the webcast are available on the IDEX Biometrics website:

www.idexbiometrics.com/investors

Commercial Update

During the second quarter of 2022, IDEX continued to make commercial progress with our fingerprint solution with three new commercial bank launches. Fintech companies and challenger banks seeking security for their clients and product differentiation have been adopters of biometric smart cards. In 2022 Rocker, Manager.one, Fidor and an issuing bank based in Turkey have launched, or will soon launch, biometric payment cards embedding IDEX Biometrics sensor solutions.

We also entered into an important agreement with Linxens, the leading supplier of EMV® modules and interconnect technology, for the manufacturing of smart cards. Under the agreement, Linxens will bundle biometric solutions from IDEX with an EMV module and interconnect technology from Linxens providing card makers a complete, ready to assemble, solution for biometric smart cards.

Investment in the biometric payment card industry continues to grow, but widespread deployment of biometric cards by banks and issuers is taking longer than industry participants and analysts predicted. Banks cite several reasons for these delays with the ongoing chip shortage being the main culprit. Secure element chips for standard contactless payment cards are in short supply and many banks are delaying the introduction of new payment card products as a result. However, with consumer interest growing, issuer banks are introducing biometric payment cards to segments of their card portfolios. 2022 has become the year for initial scaling with segment launches, leading to a broader roll-out during 2023.

Second Quarter and First Half Financial Performance

For the second quarter ended June 30, 2022, IDEX Biometrics recorded consolidated revenue of $1.1 million. Sequentially, second quarter revenue increased approximately 12% from the first quarter of 2022, reflecting the increased shipments to our primary customer in the payment card segment. By comparison, second quarter 2021 revenue was $697 thousand, for a year-over-year quarterly increase of 59%.

For the first half of 2022, the Company recorded consolidated revenue of $2.1 million, compared to $1.3 million for the same period in 2021, representing an increase of 59%.

Revenues in the second quarter increased both sequentially and year-over-year despite supply chain disruptions as a result of Covid-19 related restrictions in China that delayed shipments from one of our suppliers. As we had pre-ordered inventory in anticipation of longer lead times, our quarterly revenue was less negatively impacted than would otherwise been the case. In the second half of 2022, we expect our revenue figures to be negatively impacted as our shipments from our assembly subcontractor will most likely continue to be constrained.

The gross margin was 6.6% in the second quarter, and 18.5% for the first six months of 2022. Our margins were adversely impacted by several factors: Higher component prices have not yet been passed on to customers, manufacturing costs have not yet achieved high-volume level, product mix changes, and a write-off of inventory of a discontinued product.

Operating expenses increased in the second quarter and the first half of 2022 compared to same periods in 2021. Other than Cost of materials, the increase was primarily in Other operating expenses. The year-over-year increase is associated largely with higher marketing and sales costs, reflecting the expansion of our commercial activities.

In response to uncertainty around the timing of revenue as a result of the factors mentioned above, IDEX has implemented measures to contain operating expenses and the number of staff will be reduced during the second half of 2022.

Net loss for the second quarter of 2022 totaled ($9.2 million), in contrast to a net loss of ($7.2 million) for the second quarter of 2021, and a net loss of ($8.1 million) for the first quarter of 2022.

Net loss for the first half of 2022 totaled ($17.4 million), in contrast to a net loss of ($14.8 million) for the first half of 2021.

For further information contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information, or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com

TRADEMARK STATEMENT

IDEX, TrustedBio, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act